Exhibit 99.(d)(9)

May 12, 2014

First Eagle Funds
1345 Avenue of the Americas
New York, NY 10105

Re: Investment Management Fee for First Eagle Absolute Return Fund (the “Fund”)

Dear First Eagle Funds:

This letter relates to the April 24, 2014 Fee Waiver and Expense Reimbursement Agreement (the “Agreement”) between First Eagle Funds on behalf of the Fund and First Eagle Investment Management, LLC (the “Investment Adviser”), which provides that the Fund will waive fees payable to the Investment Adviser in an amount sufficient to keep the total annual operating expenses (including acquired fund fees and expenses, but excluding interest, taxes, dividend expense, borrowing costs, interest expense relating to short sales and extraordinary expenses) for Class A, Class C and Class I shares of the Fund at 1.40%, 2.15% and 1.15%, respectively.

Notwithstanding the foregoing, we intend by this letter to bind the Investment Adviser to a modification of the Agreement to provide instead for a fee waiver in an amount sufficient to keep the aforementioned annual operating expenses for Class A, Class C and Class I shares of the Fund at 1.35%, 2.10% and 1.10%, respectively.

We will seek your formal ratification of the changed fee cap, but also will consider the Fund to be bound to this waiver immediately as of the date of this letter. For the avoidance of doubt, this letter affects only the stated fee waiver. No other provision of the Agreement is changed hereby.

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	/s/ Bridget Macaskill
Name:	Bridget Macaskill
Title:	President and CEO